

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3561

September 26, 2018

John Salerno
Chief Executive Officer
iGambit, Inc.
1050 W. Jericho Turnpike, Suite A
Smithtown, NY 11787

      Re: iGambit, Inc.
            Information Statement on Schedule 14C
            Filed August 9, 2018
            File No. 0-53862

Dear Mr. Salerno:

      We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

              Sincerely,

              /s/ Mara L. Ransom

              Mara L. Ransom
              Assistant Director
              Office of Consumer Products